VIA EDGAR

December 30, 2021

Securities and Exchange Commission

Division of Corporate Finance

Office of Trade and Services

Washington, D.C. 20549

Attn: Nicholas Lamparski

Re: Genius Group Ltd.

Amendment No. 3 to Registration Statement on Form F-1

Filed November 23, 2021

File No. 333-257700

Dear Mr. Lamparski,

Genius Group Ltd (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on December 15, 2021, regarding the Registration Statement on Form F-1 filed with the Commission on November 23, 2021.

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For the Staff’s convenience, we have repeated below the Staff’s comments in italics and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form F-1, which is being filed with the Commission contemporaneously with the submission of this letter. Caption and page references herein correspond to those set forth in Amendment No. 4.

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Amendment No. 3 to Registration Statement on Form F-1 Filed November 23, 2021

Key Business Metrics

Education segment - Genius Group (including IPO Acquisitions), page 26

1. We note your response to our prior comment 4. Please tell us and disclose why you believe it is appropriate to present a conversion rate in your operating data tables on pages 26-27 for UAV, Education Angels, and E-square given they do not operate under a "freemium" model at present and, thus, do not have any free students that can convert into paying students. In the alternative, please revise your disclosure in the operating data tables, and elsewhere as appropriate, to indicate that the conversion rates for UAV, Education Angels, and E-Square are "N/A" for the periods presented.

Response: The 100% conversion rates in the tables followed the definition and calculation of the conversion rates within the “Management Discussion & Analysis - Key Business Metrics and Non-IFRS Financial Measures” section of the registration statement which defines the ratio as follows: “Conversion rate is calculated as the total students (including free students and paying students) converting into paying students and is derived by dividing the number of new paying students by the total number of new students.”

However, we note the Staff’s comment that as UAV, Education Angels, and E-Square are not yet operating under a "freemium" model, it is more appropriate to show this conversion rate as “N/A”. Accordingly, we have amended the registration statement to include “N/A” on the operating data table on pages 27 to 28 and to also explain why we are showing “N/A” for the conversion rate of these three companies on page 93 under section “Conversion Rate”.

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Management's Discussion and Analysis of Financial Condition and Results of Operations Key Business Metrics and Non-IFRS Financial Measures

Key Business Metrics, page 74

2. We note your response to our prior comment 11, and that the education revenue appearing in the operating data table under Entrepreneur Resorts "consisted of the hosting fees paid by GeniusU Ltd for hosting the courses" and "should not be recognized as education revenue." Given your response suggests that such fees should not be recognized as education revenue, please tell us why you have revised the operating data presented in the tables on pages 26 and 27 to account for such fees as education revenue generated under GeniusU.

Response: In our management accounts, Entrepreneur Resorts recorded hosting fees charged to GeniusU Ltd. as education revenue, while GeniusU Ltd. recorded the full amount charged to students as education revenue. In the operating data table as presented in Amendment No. 2, Entrepreneur Resorts’ hosting fee was shown as education revenue of Entrepreneur Resorts, and the same amount was deducted from education revenue of GeniusU to avoid double-up.

Based on the Staff’s previous comment enquiring as to whether Entrepreneur Resorts was actually generating revenues from education, we clarified that Entrepreneur Resorts was not charging for education courses, but rather was charging GeniusU Ltd. for hosting fees in order to utilize its venues, which is part of the total course fee charged to students.

Accordingly, we returned the full amount of education revenue from these courses in the segment reports on pages 27 and 28 to GeniusU Ltd., rather than dividing the amount between GeniusU Ltd. and Entrepreneur Resorts. This reflects the elimination of inter-company revenue that occurred on consolidation. On this basis, the segment report correctly shows the total educational revenue for the group, which has not changed based on the reallocation, and that this education revenue is recognized and received by GeniusU Ltd and the other education companies within the group, and not by Entrepreneur Resorts.

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Rather than our previous statement that the Entrepreneur Resorts revenue should not be recognized as education revenue, our response is clarified to state that Entrepreneur Resorts inter-company revenue has been eliminated in the Group’s consolidated financial reporting and metrics.

Business, page 103

3. We note your revised disclosures in response to our prior comment 13. Please provide additional detail about how each of the IPO Acquisition companies fit into your "Entrepreneur Education Vision" and "Genius Learning Methodology," and explain how the IPO Acquisitions have a learning methodology of "Andragogy." By way of example only, please clarify how UAV fits into your "Genius Learning Methodology" when the methodology is based on “Andragogy,” but your disclosure on page 121 indicates that UAV follows "more of a pedagogical approach." Similarly, please explain how E- Square fits into your "Genius Learning Methodology," when your disclosure on page 121 indicates that E-Square requires "a level of pedagogy."

Response: We have amended the “Our Curriculum - Our Genius Learning Methodology” section on page 129 with the following wording: “Many learning methodologies are based on “Pedagogy”. Our Genius learning methodology is based on “Andragogy”. This is an important difference, as the IPO Acquisitions that we have chosen also have a shared learning methodology of Andragogy, or the potential for such a methodology to be added based on our post-acquisition growth plans.”

We have also stated in the introductory paragraph of the “Our Curriculum - Our Entrepreneur Education Vision” section: “Our vision is of an education system based on our definition of “entrepreneur education” above, which can be developed and delivered globally, providing personalized discovery-based learning at all ages. Each of our Pre-IPO Group companies and IPO Acquisitions share a similar vision and have been striving to deliver on this vision to varying degrees. We provide more details of this, together with the commonality and differences between the companies with respect to our Genius Curriculum below.”

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We believe that these two sections, combined with the other sections within the “Our Curriculum” section, provide the investors and readers of the registration statement with the context that the IPO Acquisitions fit into both the vision and the methodology of our curriculum partly by virtue of their previous history to varying degrees and partly by virtue of the future plans we have for each of the companies.

To further clarify the difference between the degree to which each IPO Acquisition already follows our vision or methodology, and the degree to which they will follow our vision and methodology based on our post-acquisition growth plans, we have added further details in the “Our Curriculum - Our Companies, Present and Future” on page 133 for each of the IPO Acquisition companies as follows:

“EDUCATION ANGELS: While it may appear unusual for an early learning company’s curriculum to be seen as entrepreneurial, based on our definition of Entrepreneur Education as personalized discovery-based learning, we see Education Angels’ curriculum as being entrepreneurial in nature. The original founder of Entrepreneurs Institute was inspired by Green School’s entrepreneurial approach to education in a similar way to Genius Group Ltd.’s CEO Roger Hamilton, and has been a long-term student and partner of Genius Group Ltd, utilizing the following elements of the Genius Curriculum in the development of the Education Angels’ current curriculum:

Þ	Entrepreneur Education Vision: Education Angels shares a similar vision of equipping parents and young children with early learning tools and programs to create a personalized, discovery-based learning experience for both parents and their children. Our plan is to expand on this vision through the additional adult and family programs we will be introducing, that provide each family member with a relevant, personalized learning path.

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Þ	Genius Learning Methodology: The Education Angels system is based on the “Andragogy” methodology of self-directed learning and “learning by doing”, with educators beginning with the personal character, traits and passions of the parents and children, and providing a learning environment for the children to learn through interaction and discovery. We plan to extend this “Andragogy” approach by introducing the gamification elements explained within our 10 Genius Principles, and by providing parents and teachers with our tools on GeniusU.

E-SQUARE: E-Square was established to deliver an entrepreneurial education for primary school and secondary school students, with opportunities for them to launch their own companies and learn technology and vocational skills. Their stated mission is: “To produce self-motivated individuals who are ready to compete in a global business or Corporate Environment or even become better self-motivated, successful Entrepreneurs. E-Square and its team were referred to Genius Group Ltd. by our entrepreneur community in South Africa as a recommended addition to our Genius Curriculum, and this led to the current acquisition. E-Square already shares various elements of the Genius Curriculum:

Þ	Entrepreneur Education Vision: E-Square shares a similar vision of empowering students to learn through a personalized, discovery-based process where they gain the entrepreneurial, vocational and leadership skills to be able to “create a job” instead of “get a job”. Its mobile-based online system enables teachers to manage personalized learning pathways for each student whether they are in class or learning remotely. After the acquisition is closed we plan to expand this system through GeniusU to the families in our global community who want their children to follow a similar system as part of their primary or secondary school education. We believe that the combination of E-Square’s current tools, together with our GeniusU platform and our shared vision, will enable us to reach children and primary and secondary school level globally.

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Þ	Genius Learning Methodology: While primary and secondary school require a level of pedagogy in order for students to pass the standardized tests required to achieve a high school diploma, E-Square is also practicing a degree of self-directed and self-paced learning by providing students with options they can choose from that are relevant to their passions and path. In this way, they have already introduced a degree of discovery-based learning principles of andragogy to combine with the current pedagogy. We plan to expand these discovery-based options with the courses and personalized learning tools we will deliver on GeniusU. These will also include credits towards their education, together with multiple exits from high school, including university, vocational training or starting a business. We believe this will result in an increasingly personalized, gamified and discovery-based approach to our Genius curriculum for school students.

University of Antelope Valley: UAV was originally established by two entrepreneurs to provide vocational training in the medical field. This has since developed into an accredited university offering both vocational certifications and academic degree programs while maintaining a vision of entrepreneurial education where the end goal is not just graduation, but creating productive leaders within the community. UAV already shares the following aspects of the Genius Curriculum:

Þ	Entrepreneur Education Vision: UAV’s mission statement reads “The University of Antelope Valley offers higher education that enables students to achieve their academic, career, and personal goals, thereby allowing them to become valuable assets to their communities.” The university shares Genius Group Ltd’s entrepreneur education vision and the faculty and staff are ready to implement the various elements of the Genius Curriculum post-acquisition. These elements are detailed below, and they include expanding on our common vision of personalized, self-directed education through the courses and programs we plan to introduce, including the student-led courses, summits and festivals detailed in the “Courses, Products and Services” section below.

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Þ	Genius Learning Methodology: UAV has been following more of a pedagogical approach in the delivery of its certification and degree programs, whereby students are required to follow the same course content directed towards standardized testing. However, UAV also attracts students as a result of its student-led learning and experiences, including its sports and extra-curricular programs, and corporate partnerships and placements. Our plan is to introduce to UAV students a more andragogical approach in which they can take free or paid courses outside of or additional to a full-time degree program as part of their learning journey, with these courses adding to their education credits, with each student using GeniusU to deliver a more personalized, gamified, engaging learning journey using the 10 Genius Principles and C.L.E.A.R. philosophy.”

Please note we have not included any amendments to the fourth IPO Acquisition, PIN, as we believe we have already expressed clearly in the registration statement that the PIN vision and methodology are already very aligned with the companies in the IPO Group.

Genius Group Limited and Subsidiaries Financial Statements

Note 2. Summary of Significant Accounting Policies

Business Combinations, page F-9

4. After careful consideration of the information discussed in our recent conference calls with the Company on November 15 and November 29, 2021, as well as the guidance in IAS 8 and its accompanying Guide, the Staff objects to the Company’s accounting policy to account for its business combinations under common control using a blended approach of the acquisition and book value methods. Based on the requirements in IAS 8, paragraph 11, and Step 2 within its accompanying Guide, the Staff does not believe it is appropriate to selectively apply certain requirements and modify (or omit) other applicable requirements of a standard applied by analogy when developing and applying the Company’s accounting policy. Please revise your financial statements for all periods presented to account for your common control mergers using an accounting policy for business combinations under common control based on applicable authoritative accounting literature (i.e., acquisition or book value methods).

Response: We thank the Staff for arranging the series of conference calls in order to give our management and advisors an opportunity to explain our rationale for taking a blended approach with regards to our accounting treatment for the business combinations under common control.

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Based on the Staff’s comment, we have revised the Company’s accounting policy to follow the book value method for business combinations under common control. We have restated the audited financial statements in the registration statement to reflect this method, and amended all commentary, graphics and notes throughout the registration statement accordingly.

We further highlight that, due to the downward adjustment in assets of the group by this method, a consequence of this adjustment is that one of the IPO Acquisitions, PIN, crossed the asset threshold to become a significant acquisition. As a result, we have updated the registration statement to include audited financial statements for the relevant periods for PIN. These have been included on pages 77 through to 80, and as new Exhibits 99.8, 99.9, 99.10 and 99.11.

Exhibits

5. Reference is made to Exhibit 23.1. Please revise the consent to indicate that the report is dated July 3, 2021, except for both Note 2, “Business Combinations,” and Note 28, as to which the date is October 20, 2021.

Response: This wording has been revised and included in the updated Exhibit 23.1 attached to Amendment No. 4.

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General

6. We note your response to comment 17, however, we continue to believe that the disclosure should be further revised to present a comprehensive and balanced picture of the post-IPO company. As one example, we note that the Management's Discussion and Analysis focuses primarily on GeniusU and provides only a limited discussion of the IPO Acquisition companies in the pro forma discussion. Given that the IPO Acquisition companies contributed the majority of revenues to your pro forma revenue for 2020, and that 40% of such revenue was from University of Antelope Valley in particular, we believe that information about the financial performance of the IPO Acquisition companies, as well as trends or material commitments, is material to an investor. Please revise accordingly, or tell us why you believe such disclosure is not required.

Response: We note the Staff’s current and previous comments with regards to providing a comprehensive and balanced picture of the post-IPO company. We share the same concern and are striving to achieve a proportionate balance between clarity, brevity and detail with regards to this. We thank the Staff’s time to discuss this matter with us and we have made the following amendments and additions to the registration statement in response to the Staff’s comments:

Þ	We have substantially modified the introduction sections on pages 5 and 118 to provide much clearer context of the current pre-IPO structure of the Group and the post-IPO structure following the IPO Acquisitions.

Þ	We have moved the explanation together with the graphs illustrating the proportional size of each company within the group into the first few pages of the introduction.

Þ	We have made changes throughout the prospectus to clarify what is current and the pre-IPO status of our curriculum and companies, and our plans for the future and post-IPO state of our curriculum and companies.

Þ	With specific reference to the “Management's Discussion and Analysis” section included in the Staff’s comment, we have reviewed the “Overview” and “Key Business Metrics and Non-IFRS Financial Measures” sections to ensure they provide a balanced discussion and analysis across all Pre-IPO Group companies and IPO Acquisitions, with separate, proportionate sections for each.

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Þ	We have also reviewed the “Results of Operations” section and we have added throughout the “Results of Operations” section additional information with respect to the IPO Acquisitions. As a result, we believe that we have disclosed all material trends and material commitments relating to these companies.

We sincerely hope that based on these additions and amendments, the Staff will be satisfied that a sufficient amount of detail and clarity has been provided within the registration statement such as to provide a comprehensive and balanced picture of the pre-IPO group and the post-IPO group.

7. According to the Extending Letters filed as exhibits 2.8, 2.9, 2.10 and 2.11, your purchase agreements for the IPO Acquisition companies are subject to termination if you do not complete your IPO by specified dates, the majority of which fall in December 2021. Please update your disclosure and exhibits to disclose the status of such agreements, whether you have amended such agreements to extend the IPO deadline, and any consideration that you have paid as part of such amendments.

Thank you to the Staff for your comment regarding the IPO Acquisitions closing dates. We have included in Amendment No. 4 new extension letters that cover all four of the IPO Acquisitions. UAV will be extended until the end of January 2022, and the other three companies, until the end of March 2022. These are found in Exhibits 2.12, 2.13, 2.14 and 2.15 respectively.

In terms of additional consideration and material changes to the agreement with UAV, it was agreed on December 20, 2021 to release the $500,000, that was reserved in escrow pending closing of the UAV acquisition, to the sellers of UAV in good faith of the arrangement and commitment to the acquisition.

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We thank the Staff for its review of the foregoing and Amendment No. 4. If you have further comments, please feel free to contact our counsel, Benjamin S. Reichel, at breichel@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Roger James Hamilton

Roger James Hamilton, CEO

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